Filed by Wesbanco, Inc.

Commission File No. 000-08467

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Sentry Bancshares, Inc.

Date: November 15, 2017

Forward-Looking Statements

Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed Merger between WesBanco and First Sentry, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and First Sentry may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed Merger may not be fully realized within the expected timeframes; disruption from the proposed Merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the proposed Merger may not be obtained on the expected terms and schedule; First Sentry’s shareholders may not approve the proposed Merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco’s Form 10-K for the year ended December 31, 2016 and documents subsequently filed by WesBanco with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the release. Neither WesBanco nor First Sentry assumes any obligation to update any forward-looking statement.

Additional Information About the Merger and Where to Find It

In connection with the proposed Merger, WesBanco will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of First Sentry and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF FIRST SENTRY AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of First Sentry prior to the First Sentry shareholder meeting, which has not yet been scheduled. In addition, when the Registration Statement on Form S-4, which will include the Proxy Statements/Prospectus, and other related documents is filed by WesBanco with the SEC, it may be obtained for free at the SEC’s website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from WesBanco’s website at http://www.wesbanco.com.

Participants in the Solicitation

WesBanco and First Sentry and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of First Sentry in connection with the proposed Merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco’s 2017 annual meeting of shareholders, as filed with the SEC on March 14, 2017. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of First Sentry shareholders in connection with the proposed Merger will be included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC or WesBanco using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

FIRST SENTRY SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.

On Tuesday, November 14, 2017, Wesbanco, Inc. hosted a conference call to discuss its proposed acquisition of First Sentry Bancshares, Inc. A transcript of the conference call is provided below.

Operator

Good morning and welcome to the WesBanco Inc. and First Sentry Bancshares Inc. Merger conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key followed by “0.” After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*” then “1” on your telephone keypad. To withdraw from the question queue, you may press “*” then “2.” Please note this event is being recorded.

I would now like to turn the conference over to John Iannone, Vice President of Investor Relations. Please go ahead, sir. Please go ahead, sir.

John Iannone

Thank you, Denise. Good morning. Welcome to the WesBanco First Sentry Bancshares merger conference call. Leading the call today are Todd Clossin, WesBanco’s President and Chief Executive Officer, Bob Young, WesBanco’s Executive Vice President and Chief Financial Officer and Geoff Sheils, First Sentry’s President and Chief Executive Officer.

Following the opening remarks, we will begin a question and answer session. This presentation and call contain certain forward-looking statements, including certain plans, expectations, goals and projections and includes statements about the benefits of the proposed merger between WesBanco Inc. and First Sentry Bancshares Inc. which are subject to numerous assumptions risks and uncertainties.

Actual results could differ materially from those contained or implied by such statements for a variety of factors, including the businesses of WesBanco and the First Sentry may not be integrated successfully, or such integration may take longer to accomplish than expected, expected cost savings, any revenue synergies from the proposed merger may not be fully realized within the expected time frames.

Disruption from the proposed merger may make it more difficult to maintain relationships with customers, associates or suppliers and required governmental approvals may not be obtained on the expected terms and schedule. First Sentry shareholders may not approve the proposed merger.

Changes in economic conditions, movement in interest rates, competitive pressures and product pricing and services, success in timing of other business strategies, the nature, extent and timing of governmental actions or reforms and extend disruption of vital infrastructure and other factors described in WesBanco’s 2016 annual report on form and documents and subsequently filed by WesBanco and potentially First Sentry, which is a non-SEC reporting entity with the Securities in Exchange Commission.

All forward-looking statements including this call and the associated presentation are based on information and available at the time of the call or presentation. Neither WesBanco nor First Sentry assumes any obligation to update any forward-looking statement. A press release providing details of the transaction was issued late yesterday evening and is available at WesBanco.com. I would now like to turn the call over to Todd Clossin, WesBanco’s president and CEO. Todd?

Todd Clossin

Thank you, John. Well, good morning. And thank you for joining us today on such short notice. We’re pleased to speak with you today about the proposed merger between First Sentry Bancshares, which was announced yesterday evening, and ourselves.

As you know, WesBanco’s long-term growth is focused on our five key strategies we talk about often; growing our loan portfolio with an emphasis on commercial lending and home equity lending while maintaining our high credit standards, increasing fee income as a percentage of total net revenues over time, providing high-quality retail banking services and generating positive operating leverage and expanding our franchise.

We’re excited about the proposed merger with First Sentry as it meshes nicely with our strategic plans related to the long-term growth and the $10 billion asset threshold. First Sentry is a strong bank with a commercial lending focus, solid credit quality which matches our strength and our focus.

Furthermore, they are an outstanding community-based financial institution with a strong management team that shares our commitment to client service and community banking. We’re pleased to be able to partner with them to continue to provide value to the regional community and the customer base. We look forward to providing their customers with a broader array of banking services, including expanded commercial and mortgage lending capabilities as well as trust and wealth management services.

Before we review the slide deck that was included in yesterday’s form 8-K filing, I’d like to provide for centuries CEO or President, Geoff Shields, the opportunity to say a few words. In addition, he’ll also be available to answer questions during the Q&A session. Geoff?

Geoff Sheils

Thank you, Todd. I’m pleased to have the opportunity to speak with you today. We are excited about our merger with WesBanco as it will provide additional high-quality products and services for our customers as well as growth opportunities for our employees.

WesBanco’s 150 year history as a community bank combined with its strong operating performance and demonstrated track record of merger success and treating people right makes them the ideal partner for First Sentry Bank, its employees and its customers. I’ve worked and lived in the Huntington region for over 50 years and I am personally very excited about this merger, as I firmly believe this is the perfect partnership for both First Sentry and WesBanco.

In addition, I am very happy to join WesBanco as a market president and to be able to maintain contact and interactions with our customers and employees. Lastly, I’m pleased that our current First Sentry board of directors will become Huntington’s regional advisory board, which will be for WesBanco, which will be led by our chairman, Robert Beymer.

Todd Clossin

Thanks, Geoff. I’d now like to turn to the merger presentation begin with slide number two. Besides the opportunity to make a high-quality commercial bank part of our organization, this merger will solidify our position in the Huntington/Charleston/West Virginia corridor.

First Sentry has a very strong deposit market share in the attractive Huntington MSA, noted for its strong healthcare and education industries. Further, this franchise bridges our existing market gap between Charleston, West Virginia and Southeast Ohio. The First Sentry market is within our preferred six-hour drive time from our Wheeling headquarters, and also fits our stated strategy related to crossing the $10 billion asset threshold.

First Sentry Bancshares is an appropriate approximately $700 million asset institution headquartered in Huntington West Virginia with more than 500 million in deposits, more than 450 million in loans and five branches. They are a high-performing commercial bank with a return on average assets of .96% and a return on average tangible common equity of 13.36%.

As we already mentioned, we will retain the strong local leadership with the Jeff serving as market president and the current board becoming a Huntington advisory board as well as our executing and retention agreements with key leaders and market leaders.

While not factored into the model, we see great opportunities for our existing fee-based businesses as we provide our strong platform and product suite across First Sentry’s distribution system. The financial aspects of the proposed merger are compelling, with a double-digit internal rate of return, positive earnings accretion of 2% during the year of closing and tangible book value dilution of approximately 1.2% is anticipated to be earned back in 2  1⁄2 years. And last but not least, we will remain well in excess of the well-capitalized guidelines on a pro forma basis.

On slide three, there is a summary of the key terms of the proposed merger, which is expected to close during the first half of 2018, pending First Sentry shareholder and customer regulatory approvals. This is a 100% stock transaction with the shareholders of First Sentry Bancshares receiving 1.5869 shares of WesBanco common stock for each common share of First Sentry Bancshares owned.

This represents implied consideration of $64 per share or approximately $100 million in total. The exchange ratio was later with our common stock valued at $40.33 as of November 9 on a prior 15-day average closing price. The walkaway provision is a 20% double trigger versus the NASDAQ bank index.

Importantly, there was an extensive due diligence process which included a review of 57% of the First Sentry’s commercial portfolio as well as other internal document reviews with a focus on asset quality and bank operations. As a result of this diligence, various standard deal protections were built into the merger agreement. Briefly, on slide four, you can see the footprint of our combined company as we gain a stronger position in the Huntington/Charleston corridor. First Sentry has top market share in Huntington MSA with approximately $530 million, representing a loan to deposit ratio of approximately 86%.

I’d like to turn the call over to Bob Young, our Chief Financial Officer to discuss the financial comparison as well as deal pricing and assumptions. Bob?

Bob Young

Thanks, Todd, and good morning everyone. Turn your attention to slide five, where we have summary financials for WesBanco and First Sentry Bancshares for the quarter ended September 30, 2017.

As you can see, these are similar and compatible organizations that are very efficiently run with strong return ratios and deposit ratios that provide ample opportunity for growth. Further, there is minimal overlap as First Sentry’s five Huntington area branches fill in the gap between our existing Charleston and southeastern Ohio markets.

Turning to slide six, pricing and assumptions, as Todd mentioned, the deal has a double-digit internal rate of return that is above our cost of capital hurdle. The price to tangible book value per share is 202% with a price in the last 12 months earnings per share at a reasonable 16.6 times and a deposit premium of 12%.

As this is essentially a market fill-in with minimal branch overlap to our existing franchise, we anticipate cost savings of approximately 38% with approximately 75% phased in during 2018 and the remainder attained during 2019. The majority of these savings will be from back-office operational consolidation.

There is a gross loan credit mark of 11.8 million, which includes the existing ALLL and a core deposit and tangible assumption of 1.25% amortized over 10 years. We estimate merger-related expenses of 9.9 million to be incurred during the first half of 2018. Lastly, opportunities for our fee income businesses such as wealth management and treasury management services were not factored into the model and do represent additional revenue synergies for the long-term success of this transaction.

And then looking at slide seven, which compares the pricing of the transaction to the median pricing of regional and national comparables. For the regional comparables, select transactions since January 2014 that target Midwest-based institutions with 500 million to 1 billion assets were used, while the national comparables focused on transactions during the last 12 months that target institutions with 500 million to 1 billion in assets, as well.

As you can see, we are acquiring a very strong financial institution that is well above comparable median return ratios and the pricing on this transaction is in line with comparable deals.

Looking at slide eight, we’ve modeled the pro forma capital ratios for you. These projected ratios are closing and to remain very strong with a tier one leverage ratio of 10%, tier one common ratio of 11  1⁄2% tier one risk base to 13.4% and a total risk-based capital ratio of 14.4%. An 8  1⁄2% tangible equity to tangible assets ratio is also projected.

Todd, I’ll now turn it back to you for the conclusion.

Todd Clossin

Thanks, Bob. Turning to slide nine to discuss the $10 billion asset threshold, this transaction dovetails nicely into our previously-stated strategy that our preference was to cross the threshold via a franchise-enhancing acquisition either through a combination of several small to midsize deals or a larger, several billion dollar transaction.

Therefore, we view this as the first step in a multifaceted strategy that includes organic growth and additional potential franchise-enhancing acquisition or acquisitions within a six-hour drive of our Wheeling headquarters over the next 18 months.

We continue to estimate an approximate a $9 million pretax income impact from reduced interchange income and additional FDIC expenses. Since we will cross the threshold during the first or second quarter of 2018, depending on the timing of necessary approvals, we will incur a partial impact for these during the second half of 2019.

As you know, during the last several years, we’ve been preparing for the necessary requirements for crossing 10 billion in assets. We are well-positioned from a staffing, infrastructure, process, compliance, DFAS reporting and CRA perspectives and we currently plan a draft stress testing regulatory submission during the second quarter of 2018.

Lastly, we have already incurred the majority of our preparation costs and continue to anticipate no large single-period investment requirement.

Turning to slide two in summary, were excited about our merger with First Sentry. This is a high-performing commercial banking franchise that strengthens our franchise and meshes well into our stated growth and $10 billion asset threshold strategies. After extensive due diligence and appropriate deal protections, we believe that this transaction is appropriately priced, especially when compared to other regional and national peer deals.

Consistent with our practice when we enter a market where we do not have a presence, we are retaining the local management team and key business generators. WesBanco has a long history, strong credit and risk management, experienced management, solid technology, good back-office expertise and a solid capital and liquidity strength. We have demonstrated that we can control expenses and execute on our strategies.

We have a proven track record of successful acquisitions that meaningfully expand our franchise and its growth opportunities and we’re excited to continue this trend of a successful integration of First Sentry Bancshares.

Lastly, we are well-prepared and strategically positioned for the $10 billion asset threshold. We’re now ready to answer your questions. Operator, would you please review the instructions?

QUESTION AND ANSWER

Operator

Certainly, Mr. Clossin. We will now begin the question and answer session. To ask a question, you may press “*” then “1” on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys if your question has been addressed, you may withdraw from the queue by pressing “*” then “2.”

And your first question will come from Austin Nicholas of Stephens, Inc. Please go ahead.

Austin Nicholas

Hey guys, good morning. Maybe my first question, just looking at the EPS accretion numbers, is it fair to assume that those are cost saves only? I know you mentioned that fee income is not factored in, but are there any other revenue synergies that are being assumed in those ’18 to ’19 numbers?

Todd Clossin

No, we really haven’t built a lot in there. Obviously, our trust in wealth management, private banking, securities businesses, insurance businesses, all those things that we offer that we would bring to this marketplace is not something that we’ve put into any kind of modeling projections. Those would all be additional.

Austin Nicholas

Perfect. That’s helpful. And then it may be just on the incremental call it pretax income from this deal, it looks like it kind of offsets the $9 million in Durbin FDIC impact, but maybe as you think about the deal and what percentage of your total $10 billion cost, you know, including DFAS, you know, what percentage does it offset and what is the incremental scale that you really need to from here to fully offset those costs?

Todd Clossin

As you know, we could talk about it for a while. We’re very careful about how we approach the whole process. A lot of the infrastructure build out of the DFAS cost, you know, the people called, the software cost, the consulting costs, we’ve already spent a significant portion of that. In excess of two thirds of that cost has already been built in and reflected in previous numbers.

So when we look at crossing 10 billion, obviously, we’re looking at the FDIC costs, we’re looking at the Durbin costs, but we’ve been talking about crossing this for the last year and a half, and it’s something that we had planned on doing. I think of our seven analysts, five have us crossing in ’18, one has us crossing in ’19 and the other one hasn’t come out with ’19 estimates yet, so Durbin and everything else we feel is pretty well reflected in the earnings forecast already.

So we view this as part of our strategy. We were crossing, we knew we were crossing, we were telling everybody we were crossing the next 12 to 24 months and this deal is part of that process. With just mid-single digit balance sheet growth over the next year, year and a half, we’d be between 11 and 11  1⁄2 billion dollars by the time the Durbin would kick in, just from an organic perspective, along with this.

If we would find another opportunity or two, which would be our preferred strategy, then we can get a little more scale a little more quickly, but that would be the plan we need to get to that $11-$12 billion range to really start to cover that cost.

We really need 800 million to 1 billion is what we’ve been saying is what we would need. With this deal and organic growth, we’re basically there, but it would be nice to find another opportunity over the next 18 months to get a little bit above that 10 to 8, that $11 billion size range. I think just the economics work better for us, and that’s what we’re focused on and I’m spending a little time on that.

Austin Nicholas

Got it, that’s helpful. Thanks, Todd. Maybe just one last one. As you think about the balance sheet strategy of remixing to stay under 10, I guess how does that look or change over the next couple of quarters now that you’re kind of committed to crossing 10 next year?

Todd Clossin

Yeah, great question. As we said, we were laying that drift down. We were at a high of around 30% a couple of years ago, and after bringing that down into the 23% or so range the last earnings call.

The plan would be once we cross 10 billion in the first half of next year, to probably not continue to shrink that meaningfully and just let that grow as the bank grows. That would be 20, 25% of our balance sheet would kind of be the size for the portfolio going forward. Obviously, when we cross 10, we want to scale to get a little bit bigger.

The plan wouldn’t be too do that through a significant expansion of the securities portfolio. That wouldn’t be our plan. We just shrunk it to put ourselves in a better position. But I would see that growing in the mid-single digit rate that we would hopefully have in terms of loan growth as well so that the whole balance sheet would be growing by mid-single digits would be the hope.

Austin Nicholas

Perfect. Well, thanks, guys. I appreciate the questions. I’ll hop off for someone else.

Operator

The next question will come from a Steve Moss of B. Riley, FBR. Please go ahead.

Kyle Peterson

Hey, this is actually Kyle Peterson on for Steve this morning. I just wanted to try to get a little color, I know you guys kind of said you’re looking at kind of 11 to 12 billion in assets, kind of an ideal side size to leap over 10 billion with. I guess how many kind of additional transactions would you guys be interested in kind of biting off here? Is it kind of one more deal or it might be two or is it just does it just kind of depend on relative size and fit?

Todd Clossin

The way I would answer that, obviously, I want to be opportunistic, but we’re not a bank that brings together multiple deals in a hurry. That’s not our approach. We’re conservative. We think we’ve got a good approach in place.

I’ve been with the bank just over four years, and this will be the third transaction that I’ve been a part of, so I think every 12 to 18 months we’ve typically done a deal, when you go back 10 years to even before I arrived at WesBanco, so I think we carry that forward and just kind of look at that same approach. We would look at small to midsize deals or one a couple billion dollars in size that would get us a little bit more bigger a little bit more quickly, but the plan wouldn’t be to string together multiple transactions. That’s just not the way we approach things.

Kyle Peterson

Okay. So I guess is it fair to kind of assume you guys will just this one, kind and keep looking around and maybe try to get another one under your belt kind of before Durbin kicks in 2019?

Todd Clossin

Yeah, I would say our preferred path to cross 10 was to do it through an acquisition, which we’re obviously announcing here this morning, and our preferred path to get to 11 to 12 would be the same approach, to find another acquisition to be able to get up to that size to cover some of the cost.

If we don’t, I think we think we can get there organically, but that wouldn’t be the preference. The preference would be to look at other opportunities, and it’s a pretty hot market out there right now and there’s a lot of banks that are looking to partner with people, given uncertainties from tax structure and healthcare structure and where are rates going and everything else.

So there’s a lot of management teams out there in smaller banks that are actively talking, so there’s no shortage of opportunities. It’s just a matter of picking those that we think of the right fit, that are shareholder friendly, that are accretive transactions that fit our culture, that fit our drive time and that we think we can assimilate easily into our organization. And that’s a pretty high bar, and First Sentry meets that bar.

There will be others out there that do as well, too, but you want to be opportunistic but you don’t know exactly when that’s going to happen.

Kyle Peterson

And I guess kind of just in terms of what you guys are looking at, I mean, are there any particular markets you guys are eyeballing or are you guys looking for kind of someone a little more on the deposit side or more kind of asset generation, loan growth? Just kind of want to get your feel on what you guys are thinking for that.

Todd Clossin

Same strategy as we’ve had before. We like the six-hour drive time come from Wheeling because I can get in the car and I can get there, and the rest of the management team can get in the car and we can get there. We like to be able to kick the tires and build relationships. I’m down here today because I’m going to go visit every single one of the branches that First Sentry century has along with Geoff.

That’s important and I’ll be down here in a couple of weeks doing it again. So that’s why we like that six hour or so drive time around Wheeling. So that geographic limitation isn’t going to change. We like to be bigger in the markets we’re already in and this has some aspects of that because it fills in the corridor.

We become more meaningful in the markets that we’re in. That makes us profitable in the markets that we’re already in, but there are other markets within the six hour drive time that we’re not in today that would be a nice urban markets that it would be great to have a presence in, so we’re looking at all of that.

With the balance sheet and the nice thing about being as flexible as we are with our loan to deposit ratio, which still has some room to it, we’ve talked about Marcellus Utica shale and the deposit flows that brings into our organization, that allows us to come into markets and get nice loan growth, but it also then allows us, if we found a deposit franchise that made sense, we could do that, but if we didn’t, we’ve got the room. We’ve got the liquidity to do something that wouldn’t be a strong deposit franchise.

So it’s nice to be a to kind of position yourself that you can be opportunistic and go in any way. We can do a merger of a bank in a six-hour time period that’s got a good deposit franchise, maybe one that’s got a good fee-based franchise, maybe one that has good expense take-out characteristic associated, maybe one of that has a nice high-growth markets that there in. Or, if we don’t find any of those, then we can grow organically and accomplish our financial objectives that way, too. So we really kind of feel like we’ve got a number of different opportunities in front of us.

Kyle Peterson

Okay. That’s helpful. And I guess it just last quick one for me and then I’ll hop out and give someone else a chance. Kind of in timing, I know you guys are kind of pointing either first or second quarter of next year. Just for modeling purposes, is it kind of fair to assume that it could be kind of looking at either kind of late in the first quarter or early in the second quarter of next year for the closing of the deal?

Todd Clossin

I think we said first half of next year for our own modeling. We kind of look at the midpoint of that, but that’s just to pick a point. We go to the process and if you start stacking the process on shareholder votes and everything else on their side here, they’ll take a little bit of time to get through things.

It has no impact on the Durbin because it Durbin is going to hit us in the second half of ’19 regardless of whether we close in the first or second quarter. You know, it might have little impact on DFAS, but that’s not financial. That’s not a financial operation at all.

So we’ll see how the process goes, but for our own modeling purposes, you know, we pick a midpoint of the first half of next year, but it could be a little earlier than that, it could be a little bit later than that.

Kyle Peterson

Okay, that’s helpful. Thanks for taking all the question. I’ll hop out.

Operator

The next question will come from Catherine Mealor of KBW. Please go ahead.

Catherine Mealor

Thanks, good morning and congrats.

Todd Clossin

Thank you.

Catherine Mealor

Could you talk a little bit just about how the deal came together? Was it a one-on-one negotiated deal or a more competitive process?

Todd Clossin

Yeah, I think what I would say, Catherine, is that it was a competitive auction process that we were part of and we feel very fortunate that we were selected to partner with First Sentry, but that’s the process that we went through.

Catherine Mealor

Okay, that’s helpful. My other nitty question for Bob is are there any other value marks to be aware of in the tangible book value dilution calculation or is it the loan mark really the biggest piece of that?

Bob Young

Well, your last statement is correct. It is the biggest piece. It’s the one that typically people are most concerned about. It’s about 2.5% of their gross loans going in, and that does include a pre-existing 6 million or present ALLL.

But without going ad nauseum into a lot of accounting marks, as you know they’ll all change based upon fair values and how they will change between now and closing, we did make an assumption about fixed assets write downs. Typically, when we model those, they’re out over a longer period of 20 years because you’re typically talking about the buildings, for the most part. There might be a bit of computer equipment in the branches.

There’s also the write off of an existing lease that’s part of that, and that is about just under 2 million. Deposits and other borrowings, you’ve got a little bit of a mark there because you’ll note they have a slightly higher cost of funds, but that’s kind of offset with their truck mark. And those are basically the main ones.

Catherine Mealor

Okay, that’s helpful. Thank you. That’s all I got.

Operator

And the final question this morning will come from Russell Gunther of DA Davidson. Please go ahead.

Russell Gunther

Hey, good morning guys. Just want to follow up on kind of some loan growth commentary you made. So, with this deal and no longer needing to manage the balance sheet below 10 billion, I understand your comments around the kind of mid-single digits. I’m just wondering if there is sort of pockets of strength geographically or within the loan book where now you can put your foot on the gas a little bit harder since you’re no longer actively managing below 10 billion.

Todd Clossin

Yeah, the way I’d answer that is we never took our foot off the gas on any of the business lines and we worked pretty hard to build good, robust lending teams in a lot of our key markets over the last number of years, and what we didn’t want to do when we were managing the balance sheet below 10 billion was to slow that down in any way, fashion or form. And we didn’t.

So what we did was we shrunk the securities portfolio to support the loan growth, but did not put any kind of governor, so to speak, on the loan growth. We let the teams run just as hard as they’ve always run and they’re going to continue to run just as hard as they’ve always run.

Now, we’re very appropriately conservative in terms of how we underwrite, and we give up a couple percentage points of loan growth as we’ve talked on prior earnings calls about it, because there are certain product concentrations, certain market concentrations, things like that, certain industries that we’re a little careful about, and I think a lot of banks are being careful about right now, and that’s taken a couple of percentage points of loan growth away, that’s okay, because we’re playing the long game here.

But we did not, in any way, fashion or form go out to any of our lending teams to say, “You know, we’re going to slow down low growth,” or “We would do this deal if we were over 10 but since we’re under 10 we’re not going to do it.” It was too hard to build those teams and those teams are all incentive to grow and you can start them and stop them. So it’s been run as hard as they can all along and that’s going to continue right now.

What we did internally was managed the balance sheet to stay below 10 through the securities portfolio which had nothing to do with the lending teams. So we don’t see any change on that, so really no change in the profile of loan growth or certain products or certain markets. We want to capitalize everywhere we can on a good, high quality credits that fit our risk profile that will be good at long-term assets and long-term relationships for us.

So great question, but no changes there, whatsoever.

Russell Gunther

Great. I appreciate the color there, Todd. And then just a final question for me. How are you guys thinking about the pro forma margin when you put these two together? I heard Bob’s comments on a higher cost of deposit you’ll take a mark on, but tying together all the puts and takes here, what would you expect that impact to be?

Todd Clossin

Bob, do you want to answer that?

Bob Young

Yeah, I’ll take that. There margin, as you can see, is lower than ours. They’re about 325, we are in the mid-340s. The size of the organization is 5 to 6% of our size, so unlike our last acquisition, YCB, which had an 8 to 9 basis point positive pickup in our margin as related to the acquisition, we do not anticipate that this will have any significant negative impact to the margin.

And in fact if you look at their cost of funds, as I mentioned a moment ago, there’s opportunities there to kind of change the funding mix, particularly with some of their brokered deposit mix, so I think we’ll be successful in bringing down their cost of funds. In addition to just the mark on the CDs. So I think at the end of the day, it will be relatively neutral to our existing margin.

Russell Gunther

Great, thanks, Bob. Thank you both.

Operator

Ladies and gentlemen, this will conclude our question-and-answer session. I would like to hand the conference back over to Todd Clossin for his closing remarks.

CONCLUSION

Todd Clossin

Thank you, and I appreciate everyone’s time and interest in our story and as our company continues to grow, I think you’ll find this transaction very consistent with what we’ve been talking about the last six or so quarters and very much in keeping with our strategy and our plan to find an attractively-priced opportunity that fits nicely with our organization.

The nice thing here, too, is as we pick up some additional talent with Geoff and some of his leaders down here as well. So we’re excited about this. Were excited about our future. We think we’re well-positioned as an organization and thank you for your continued interest. Have a good day.

Operator

Thank you area ladies and gentlemen, the conference has concluded. Thank you for attending today’s presentation. You may now disconnect your lines.